UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Aware, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05453N-10-0

(CUSIP Number)

John S. Stafford, Jr.

c/o Ronin Capital, LLC

350 N. Orleans Street, Suite 2N

Chicago, IL 60654

(312) 244-5284

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05453N-10-0

1.	Names of Reporting Person. John S. Stafford, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization John S. Stafford, Jr.: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 346,672(1)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 346,672(1)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 346,672(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 1.6%(2)

14.	Type of Reporting Person (See Instructions): IN

(1) Represents 346,672 shares held in a revocable trust indirectly beneficially owned by Mr. Stafford.

(2) This percentage is calculated based upon the 21,521,886 shares of the Issuer’s Common Stock reported to be outstanding as of April 27, 2020 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.

CUSIP No. 05453N-10-0

1.	Names of Reporting Person. John S. Stafford, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 4,631,368(3)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 4,631,368(3)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,631,368(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 21.5%(4)

14.	Type of Reporting Person (See Instructions): IN

(3)  Includes 10,000 restricted stock units that will vest in two equal installments of 5,000 shares on June 30, 2020 and December 31, 2020 provided that Mr. Stafford is serving as a director, officer or employee of Aware Inc. or any of its subsidiaries on each such date. 4,621,368 shares beneficially owned by Mr. Stafford are held in a Class C Capital Account of Mr. Stafford at Ronin Trading, LLC, a limited liability company owned and managed by Mr. Stafford. Mr. Stafford is the indirect beneficial owner of all of the shares of common stock of Aware Inc. held of record by Ronin Trading, LLC.

(4) This percentage is calculated based upon the 21,521,886 shares of the Issuer’s Common Stock reported to be outstanding as of April 27, 2020 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.

CUSIP No. 05453N-10-0

1.	Names of Reporting Person. Ronin Trading, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 4,621,368(5)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 4,621,368(5)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,621,368(5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 21.5%(6)

14.	Type of Reporting Person (See Instructions): OO

(5)   4,621,368 shares beneficially owned by John S. Stafford, III. are held in a Class C Capital Account of Mr. Stafford at Ronin Trading, LLC, a limited liability company owned and managed by Mr. Stafford. Mr. Stafford is the indirect beneficial owner of all of the shares of common stock of Aware Inc. held of record by Ronin Trading, LLC.

(6) This percentage is calculated based upon the 21,521,886 shares of the Issuer’s Common Stock reported to be outstanding as of April 27, 2020 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.

CUSIP No. 05453N-10-0

1.	Names of Reporting Person. Ronin Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): BD

CUSIP No. 05453N-10-0

This Amendment No. 11 (this “Amendment”) to the Statement on Schedule 13D filed on May 1, 2009, as amended pursuant to Amendment No. 1 filed on September 28, 2010, Amendment No. 2 filed on March 11, 2011, Amendment No. 3 filed on April 1, 2011, Amendment No. 4 filed on February 14, 2012, Amendment No. 5 filed on November 20, 2013,  Amendment No. 6 filed on February 14, 2014, Amendment No. 7. Filed on November 8, 2016 Amendment No. 8 filed on February 14, 2017, Amendment No. 9 filed on March 27, 2019 and Amendment No. 10 filed on August 13, 2019 (the “Schedule 13D”) filed on behalf of John S. Stafford, Jr., John S. Stafford, III, Ronin Trading, LLC and Ronin Capital, LLC relating to the Common Stock, par value $.01 per share (the “Common Stock”), of Aware, Inc., (the “Issuer”), amends the Schedule 13D as follows:

Item 2 Identity and Background.

Items 2(a) through 2(f) of the Schedule 13D are amended to read as follows:

(a)           This Schedule 13D is being filed by John S. Stafford, Jr. John S. Stafford III, Ronin Trading, LLC, a Delaware limited liability company (“Ronin Trading”), and Ronin Capital, LLC (“Ronin Capital”) (together, the “Reporting Persons”).

(b)           The business address for the Reporting Persons is 350 N. Orleans, 2N, Chicago, IL 60654.

(c)           Ronin Trading and Ronin Capital are each engaged in the business of proprietary trading.  Mr. John S. Stafford, III is employed as Chief Executive Officer and President of each of Ronin Capital and Ronin Trading located at 350 N. Orleans Street, Suite 2N, Chicago, IL 60654.

(d)           During the past five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           During the past five years, the Reporting Persons have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)            Mr. John S. Stafford, Jr. and Mr. John S. Stafford, III are each a United States citizen.

Item 5.   Interest in Securities of the Issuer

(a)           In the aggregate, as of June 4, 2020, John S. Stafford, Jr. beneficially owns 346,672 shares of the Issuer’s Common Stock, representing approximately 1.6% of such class of securities.  This percentage of beneficial ownership is based on a total of 21,521,886 shares of the Common Stock outstanding as of April 27, 2020, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2020.

In the aggregate, John S. Stafford, III beneficially owns, as of June 4, 2020, 4,631,368 shares of the Issuer’s Common Stock, representing approximately 21.5% of such class of securities. Also as of June 4, 2020, Ronin Trading beneficially owns, as of June 4, 2020, 4,621,368 shares of the Issuer’s Common Stock, representing approximately 21.5% of such class of securities. These percentages of beneficial ownership are based on a total of 21,521,886 shares of the Common Stock outstanding as of April 27, 2020, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2020.

As of June 4, 2020, Ronin Capital did not beneficially own any securities of the Issuer.

(c)           Subsequent to the filing of Amendment No. 10 to the Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s securities within the last 60 days:

Ronin Trading, LLC and Ronin Capital, LLC

•                                          On June 4, 2020, Mr. Stafford transferred all 4,621,368 shares of the Issuer’s common stock held in his Class C Capital Account at Ronin Capital to his Class C Capital Account at Ronin Trading.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	June 8, 2020

/s/ John S. Stafford, Jr.
John S. Stafford, Jr.

/s/ John S. Stafford, III
John S. Stafford, III

Ronin Capital, LLC

By:	/s/ Agnes Burda
	Name:	Agnes Burda
	Title:	Compliance Officer

Ronin Trading, LLC

By:	/s/ Agnes Burda
	Name:	Agnes Burda
	Title:	Compliance Officer